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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7 )*


                           Figgie International Inc.

                                (Name of Issuer)

                 Class B Common Stock, par value $.10 per share

                         (Title of Class of Securities)

                                  316828 60 7

                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   316828 60 7                         13G

   1       NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Figgie International Inc. Stock Ownership Trust and Plan IRS #52-1297376 (sponsoring company's number)

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   / /
                                                                   (b)   / /
   3       SEC USE ONLY


   4       CITIZENSHIP OR PLACE OR ORGANIZATION
           The trust instrument of the reporting person is construed under the laws of the State of Ohio and the United States. Wilmington Trust Company, a Delaware company, is Trustee of the reporting person.


   5       NUMBER OF                          SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
                                   - 0 -    Shares at December 31, 1994

   6                               SHARED VOTING POWER

                                   179,106 Shares at December 31, 1994

   7                               SOLE DISPOSITIVE POWER

                                   - 0 - Shares at December 31, 1994

   8                               SHARED DISPOSITIVE POWER

                                   - 0 - Shares at December 31, 1994

   9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,106 Shares at December 31, 1994

  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           3.8% of class outstanding at December 31, 1994

  12       TYPE OF REPORTING PERSON*
           EP

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.               (a)     Name of Issuer:

                              Figgie International Inc.
                              (the "Corporation").

                      (b)     Address of Issuer's Principal
                              Executive Offices:

                              4420 Sherwin Road
                              Willoughby, Ohio 44094

Item 2.               (a)     Name of Person Filing:

                              Figgie International Inc. Stock Ownership
                              Trust and Plan (the "ESOP").

                      (b)     Address of Principal Business
                              Office or, if none, Residence:

                              4420 Sherwin Road
                              Willoughby, Ohio 44094

                      (c)     Citizenship:

                              The trust instrument of the ESOP is construed in accordance with the laws of the State of Ohio and the United States. Wilmington Trust Company, a Delaware company, is Trustee of the reporting person.

                      (d)     Title of Class of Securities:

                              Class B Common Stock, par value $.10 per share (the "Class B Common Stock").

                      (e)     CUSIP Number:

                              316828 60 7

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      (a)     [ ] Broker or Dealer registered under section 15
                                  of the Act

                      (b)     [ ] Bank as defined in section 3(a)(6) of the Act

                      (c)     [ ] Insurance Company as defined in section
                                  3(a)(19) of the Act

                      (d)     [ ] Investment Company registered under section 8
                                  of the Investment Company Act

                      (e)     [ ] Investment Adviser registered under section
                                  203 of the Investment Advisers Act of 1940

                      (f)     [X] Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                      (g)     [ ] Parent Holding Company, in accordance with
                                  ss. 240.13d-1(b)(1)(ii)(G)

                      (h)     [ ] Group, in accordance with ss.
                                  240.13d-1(b)(1)(ii)(H)

Item 4.               Ownership.

                      Not applicable.

Item 5.               Ownership of Five Percent or Less of a Class.

                      [X] The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.               Ownership of More than Five Percent on Behalf of
                      Another Person.

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

                      Not applicable.

Item 8.               Identification and Classification of Members of the Group.

                      Not applicable.

Item 9.               Notice of Dissolution of Group.

                      Not applicable.

Item 10.              Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            WILMINGTON TRUST COMPANY
                      (as Trustee of the Figgie International
                       Inc. Stock Ownership Trust and Plan)



                     By: /S/ CYNTHIA L.  CORLISS              FEBRUARY 14, 1995
                   Name:     Cynthia L. Corliss
                  Title:     Vice President